May 27, 2010

Via EDGAR

Ethan Horowitz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Horowitz:

Re:

Midex Gold Corp. (the “Company”)

Item 4.02 Form 8-K/A

Filed May 6, 2010

File No. 333-150784

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response.

Form 8-K/A Filed May 6, 2010

1.

We note your response to our prior comment one.  However, it does not appear that your revised disclosure clearly explains the accounting error in your September 30, 2009 interim financial statements.  Please revise to indicate the financial statement line items affected by this error and quantify the dollar impact.  Your revised disclosure should also specifically explain the nature and cause of the error.  Refer to Item 4.02 of Form 8-K.

ANSWER:  The following disclosure has been added:

“The errors for the six month period ended September 30, 2009 related to recording of additional transfer agent fees of $3,544 and professional fees of $2,625.  The effects of the adjustment resulted in an increase in the net loss of $6,169, and a corresponding increase in accounts payable of $3,972 and an increase in amounts due to a related party of $2,197.  The adjustments had no effect on net loss per share.”

2.     In connection with the preceding comments, please file an updated letter from your independent accountant address to the Commission stating whether they agree with the statements made in our amended filing.  Refer to Item 4.02(c) of Form 8-K.

ANSWER:  An updated letter from the Company’s independent accountant has been included in the amended filing.

Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law